SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 25, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Stock Market Symbols

GIB.SV.A (TSX)

GIB (NYSE)

CGI REPORTS PROFITABLE SECOND QUARTER DESPITE RESTRUCTURING COSTS

CGI provides update on program to strengthen competitive position

Montreal, April 25, 2006 – CGI Group Inc. reported second quarter net earnings today of $14.1 million, or 4 cents a share on revenues of $866.8 million. Included in the quarter's results were pre-tax restructuring costs related to specific items of $31.3 million, or 6 cents a share. Before these costs, CGI net earnings would have been $34.7 million or 10 cents per share. Contract bookings during the second quarter totaled $1.75 billion.

Quarterly Financial Highlights

In $ millions except margin and share data amounts
	Q2-2006	Q2-2005 Restated*

Revenue	$866.8	$915.6
Net earnings from continuing operations	$14.1	$53.6
Net earnings from continuing operations margin	1.6%	5.9%

Basic and diluted earnings per share from continuing operations	$0.04	$0.12

Cash net earnings	$35.4	$74.6

Cash net earnings margin	4.1%	8.1%

Weighted average number of shares outstanding	344,825,025	442,492,713

Order backlog	$13,686	$12,929
* See MD&A, page 36 for additional detail

Prior to Restructuring Costs Related to Specific Items

In $ millions except margin and share data amounts
	Q2-2006	Q2-2005 Restated*

Revenue	$866.8	$915.6
Net earnings from continuing operations	$34.7	$53.6
Net earnings from continuing operations margin	4.0%	5.9%

Basic and diluted earnings per share from continuing operations	$0.10	$0.12

Cash net earnings	$56.0	$74.6

Cash net earnings margin	6.5%	8.1%

Weighted average number of shares outstanding	344,825,025	442,492,713

Order backlog	$13,686	$12,929

* See MD&A, page 36 for additional detail

“This quarter was a repositioning of our Company for the next wave of profitable growth,” said Michael E. Roach, President and Chief Executive Officer. “Given the impact of a sharper than expected sequential decline in business from BCE, the restructuring program related to specific items announced last month was a necessary action to ensure that our business remains solid as we continue aggressively pursuing a robust funnel of opportunities in each of our selected verticals.”

“Our financial situation remains healthy, with the balance sheet and cash flows to support our Buy and Build growth strategy,” added Roach. “In the quarter, we successfully signed a series of strategic bookings and completed both the previously announced buyback of 100 million shares and the niche acquisition of Pangaea. In addition, we made a $30 million debt payment and we ended the quarter with almost $200 million in cash.”

Second Quarter 2006 Operational Review

During the quarter, as part of the Company’s announced program to strengthen its competitive position, each business unit and global function, including corporate, was re-examined at granular levels. In connection with this initiative, a pre-tax provision, for severance and other related benefits as well as real estate consolidation, totaling $31.3 million, was taken in the second quarter. The Company expects to incur approximately $60 million in remaining provisions over the course of this calendar year and anticipates a one-year payback on its total program investment.

During the second quarter, the Company earned $1.75 billion in new bookings. Below are certain contract wins announced by CGI since the end of its first fiscal quarter:

•	US$30-40 million business process services contract with Medco Health Solutions Inc. to provide payment, reconciliation and enrollment form processing services.
•	$1.1 billion in extensions of BCE outsourcing agreements, until June 2016.
•	$90 million, seven-year infrastructure management contract with Royal & Sun Alliance Insurance Company of Canada.
•	Multi-million dollar six-year business process services contract with Boston-based, OneBeacon Insurance Group. Services will include policy administration and front-end agent solutions.
•	US$100 million AMS Advantage contracts with the City of New York and Wake County, North Carolina to support budget control systems.

Outlook

While the sales cycle for outsourcing deals has extended to between 12 and 24 months, demand for these services remains strong and is expected to continue to grow. This being said, the Company continues to win strategic contracts.

For example, following the end of the quarter, the Company announced a 10-year $130 million outsourcing contract with the international entertainment company, Cirque du Soleil.

Prospects in both the commercial and public sectors of the US look especially strong over the coming quarters. In particular, in the public sector, CGI’s Advantage and Momentum ERP solutions continue gaining traction with new and existing clients. As part of its strategy, following the acquisition of AMS, the Company continues to leverage its ERP solutions into longer-term recurring business.

Also in the US, and subsequent to the end of the quarter, the Company signed a seven-year business process services deal with Universal Insurance valued at between US$45-US$75 million to process Universal’s book of business.

The Company expects growth in the US to further accelerate and as a result, is actively recruiting 500 new employees across the US.

CGI’s 2006-2008 business plan reaffirms its successful four pillar growth strategy, with CGI a consolidator in its industry through a balance of organic and external growth. While CGI already has critical mass in its main geographies, it will continue to increase its presence through acquisitions in selected metropolitan markets where it sees the greatest potential to drive organic growth.

Quarterly Conference Call

Investors and the media are invited to a conference call to discuss quarterly results tomorrow morning, April 26, 2006, at 10:00 am (ET). Participants may access the call by dialing (866) 542-4236 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Use of Non-GAAP Financial Information

CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website at www.cgi.com, and filed with SEDAR and EDGAR.

About CGI

Founded in 1976, CGI Group Inc. (“CGI”) is the eighth largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.0 billion) and at March 31, 2006, CGI's order backlog was $13.7 billion (US$11.7 billion). CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and may be “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

For more information:

Investors

Lorne Gorber, Vice-President, Investor Relations

(514) 841-3355

Media

Eileen Murphy, Director, Media Relations

(514) 841-3430

Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2006 and 2005

CGI GROUP INC.

Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
		Restated		Restated
	$	$	$	$
Revenue	866,836	915,662	1,765,299	1,844,752

Operating expenses
Costs of services, selling and administrative	759,706	789,330	1,536,553	1,587,327
Amortization (Note 6)	44,303	45,966	87,173	90,880
Restructuring costs related to specific items (Note 7)	31,315	-	31,315	-
Interest on long-term debt	12,117	6,283	16,706	13,979
Other income, net	(1,696)	(2,002)	(3,611)	(4,147)
Gain on sale of investment in an entity subject to significant influence	-	(4,216)	-	(4,216)
Loss (gain) on sale of assets (Note 5b))	558	-	(10,475)	-
Entity subject to significant influence	-	(74)	-	(321)
	846,303	835,287	1,657,661	1,683,502
Earnings from continuing operations before income taxes	20,533	80,375	107,638	161,250
Income taxes	6,384	26,784	36,581	54,588
Net earnings from continuing operations	14,149	53,591	71,057	106,662
Net loss from discontinued operations (Note 8)	-	(3,997)	-	(3,725)
Net earnings	14,149	49,594	71,057	102,937
Weighted-average number of outstanding Class A subordinate and Class B shares	344,825,024	442,492,713	388,126,856	443,538,853
Basic and diluted earnings per share from continuing operations	0.04	0.12	0.18	0.24
Basic and diluted loss per share from discontinued operations	-	(0.01)	-	(0.01)
Basic and diluted earnings per share (Note 4c))	0.04	0.11	0.18	0.23

Consolidated Statements of Retained Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
	$	$	$	$
Retained earnings, beginning of period	952,175	784,100	895,267	730,757
Net earnings	14,149	49,594	71,057	102,937
Share repurchase costs, net of income taxes (Note 4a))	(6,760)	-	(6,760)	-
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	(425,475)	(24,749)	(425,475)	(24,749)
Retained earnings, end of period	534,089	808,945	534,089	808,945

CGI GROUP INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at March 31, 2006	As at September 30, 2005
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	197,990	240,459
Accounts receivable	499,193	487,731
Work in progress	201,484	214,470
Prepaid expenses and other current assets	89,421	75,531
Future income taxes	14,749	22,118
	1,002,837	1,040,309
Capital assets	129,061	116,388
Contract costs	222,995	228,646
Finite-life intangibles and other long-term assets (Note 2)	549,520	580,642
Future income taxes	42,063	46,601
Goodwill	1,764,912	1,773,370
Total assets before funds held for clients	3,711,388	3,785,956
Funds held for clients	226,082	200,703
	3,937,470	3,986,659

Liabilities
Current liabilities
Accounts payable and accrued liabilities	332,793	378,691
Accrued compensation	127,107	107,014
Deferred revenue	143,795	127,950
Income taxes	34,858	31,955
Future income taxes	39,474	47,163
Current portion of long-term debt	14,665	14,899
	692,692	707,672
Future income taxes	224,885	238,983
Long-term debt (Note 3)	947,523	234,801
Accrued integration charges and other long-term liabilities	102,807	109,810
Total liabilities before clients’ funds obligations	1,967,907	1,291,266
Clients’ funds obligations	226,082	200,703
	2,193,989	1,491,969

Shareholders’ equity
Capital stock (Note 4a))	1,378,706	1,762,973
Contributed surplus (Note 4a) and 4b))	71,389	67,578
Warrants (Note 4a))	5,384	19,655
Retained earnings	534,089	895,267
Foreign currency translation adjustment	(246,087)	(250,783)
	1,743,481	2,494,690
	3,937,470	3,986,659

CGI GROUP INC.

Consolidated Statements of Cash Flows

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited))

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005

	$	$	$	$
Operating activities
Net earnings from continuing operations	14,149	53,591	71,057	106,662
Adjustments for:
Amortization (Note 6)	50,424	53,477	99,231	105,829
Deferred credits	-	(805)	(781)	(1,524)
Future income taxes	(17,031)	3,086	(13,724)	21,940
Foreign exchange (gain) loss	(352)	607	(642)	2,133
Stock-based compensation expense (Note 4b))	2,104	3,931	6,294	10,706
Gain on sale of investment in an entity subject to significant influence	-	(4,216	-	(4,216)
Loss (gain) on sale of assets	558	-	(10,475)	-
Entity subject to significant influence	-	(74)	-	(321)
Net change in non-cash working capital items	32,170	(42,755)	(5,564)	(71,775)
Cash provided by continuing operating activities	82,022	66,842	145,396	169,434

Investing activities
Business acquisitions (net of cash acquired) (Note 5a))	(4,953)	(10,349)	(5,377)	(43,251)
Proceeds from sale of assets and businesses (Note 5b))	27,559	29,521	27,559	29,521
Purchase of capital assets	(10,078)	(6,295)	(21,954)	(14,950)
Proceeds from disposal of capital assets	76	852	448	6,346
Contract costs	(9,844)	(8,031)	(16,391)	(11,985)
Additions to finite-life intangibles and other long-term assets	(20,435)	(25,008)	(36,053)	(44,706)
Proceeds from sale of investment in an entity subject to significant influence	-	20,849	-	20,849
Decrease in other long-term assets	678	3,384	2,734	6,769
Cash (used in) provided by continuing investing activities	(16,997)	4,923	(49,034)	(51,407)

Financing activities
Increase in credit facilities (Note 3)	738,605	-	738,605	190,000
Repayment of credit facilities	(29,495)	(100,000)	(29,495)	(307,578)
Repayment of long-term debt	(4,229)	(5,118)	(7,210)	(7,850)
Repurchase of Class A subordinate shares (including share purchase costs)	(865,990)	(49,648)	(873,175)	(49,648)
Issuance of shares (net of share issue costs)	31,094	685	32,734	1,233
Cash used in continuing financing activities	(130,015)	(154,081)	(138,541)	(173,843)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	32	(1,407)	(290)	(126)
Net decrease in cash and cash equivalents of continuing operations	(64,958)	(83,723)	(42,469)	(55,942)
Net cash and cash equivalents used by discontinued operations	-	(2,911)	-	(1,757)
Cash and cash equivalents, beginning of period	262,948	229,558	240,459	200,623
Cash and cash equivalents, end of period	197,990	142,924	197,990	142,924
Interest paid	17,942	7,421	18,697	12,433
Income taxes paid	20,181	13,570	41,742	44,127

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.	Summary of significant accounting policies

The interim consolidated financial statements for the three and six months ended March 31, 2006 and 2005, are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles (“GAAP”) for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended

September 30, 2005. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2005.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its accounting reviews performed during the year ended September 30, 2005, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounted to $14,034,000 and $25,945,000 for the three and six months ended March 31, 2005, respectively. The revised presentation is in accordance with Emerging Issue Committee (“EIC”) Abstract 123, “Reporting Revenue Gross as a Principal versus Net as an Agent”, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections which were effective for interim periods beginning on or after

January 1, 2006:

a)

Handbook Section 3831, “Non-Monetary Transactions”, requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is non-monetary, non-reciprocal transfer to owners or it’s not reliably measurable. The adoption of this section did not have any impact on the consolidated financials statements.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.	Summary of significant accounting policies (continued)

Change in accounting policies (continued)

b)

EIC 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”, provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued by the Financial Accounting Standards Board’s Emerging Issues Task Force as at September 30, 2002.

Future accounting changes

The CICA has issued the following new Handbook Sections:

a)

Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b)

Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c)

Handbook Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

2.	Finite-life intangibles and other long-term assets

	As at March 31, 2006			As at September 30, 2005
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal software	73,817	30,960	42,857	75,088	31,056	44,032
Business solutions	245,542	67,332	178,210	227,214	51,114	176,100
Software licenses	126,308	75,336	50,972	135,991	69,644	66,347
Customer relationships and other	383,086	125,867	257,219	382,111	103,819	278,292
Finite-life intangibles	828,753	299,495	529,258	820,404	255,633	564,771

Financing lease			-			1,788
Deferred financing fees and other			20,262			14,083
Other long-term assets			20,262			15,871
Total finite-life intangibles and other long-term assets			549,520			580,642

3.	Credit facilities

On January 12, 2006, the Company amended its existing five-year unsecured revolving credit facility to increase its size to $1,000,000,000. This agreement comprises a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at March 31, 2006, an amount of $720,000,000 has been drawn upon this facility. Also, an amount of $28,709,658 has been committed against this facility to cover various letters of credit issued for clients and other parties. Financing fees of $2,334,000 were incurred during the three months ended March 31, 2006 and were recorded in Finite-life intangibles and other long-term assets. In addition to the revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at March 31, 2006, $4,041,357 has been drawn upon these facilities.

The long-term debt agreements contain covenants which require the Company to maintain certain financial ratios. At March 31, 2006, the Company is in compliance with the covenants of its credit facilities and other long-term debt. The Company has obtained certain amendments to the definition and calculations of the ratios which takes into account the impact of restructuring activities on the unsecured revolving credit facility. The Company is in the process of amending, on the same basis, the agreement for the Senior US unsecured notes. If the amendments are not obtained for the Senior US unsecured notes, it is the Company’s intention to use the unsecured revolving credit facility to repurchase the notes.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share

a) Capital stock

Changes in Class A subordinate and the Class B shares were as follows:

	Six months ended March 31, 2006
	Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value
		$		$
Balance, beginning of period	397,448,329	1,718,105	33,772,168	44,868
Repurchased and cancelled(1)	(100,846,200)	(433,755)	-	-
Options exercised(2)	939,303	9,017	-	-
Warrants exercised(3)	4,000,000	40,471	-	-
Balance, end of period(4)	301,541,432	1,333,838	33,772,168	44,868

	Twelve months ended September 30, 2005
	Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value
		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868
Repurchased and cancelled	(14,078,360)	(60,998)	-	-
Repurchased and not cancelled	-	(3,665)	-	-
Options exercised	805,798	7,406	-	-
Balance, end of period	397,448,329	1,718,105	33,772,168	44,868

(1)

On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100 million of its Class A subordinate shares at a price of $8.5923 per share. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $425,475,000 as well as share repurchase costs (net of income taxes) in the amount of $6,760,000, were charged to retained earnings.

On January 31, 2006, the Company announced that its Board of Directors had authorized the renewal of the share repurchase program which enables the Company to purchase up to 29,288,443 Class A subordinate shares for cancellation from February 3, 2006 to February 2, 2007. No shares have been repurchased under this program for the three months ended March 31, 2006. During the twelve months ended September 30, 2005 and under the share repurchase program, the Company repurchased 14,896,200 Class A subordinate shares of which 846,200 Class A subordinate shares, with a purchase value, of $7,185,000, have been paid and cancelled in the three months ended December 31, 2005.

(2)

The carrying value of Class A subordinate shares includes $2,483,000 ($2,855,000 for the twelve months ended September 30, 2005) of contributed surplus representing the value of compensation cost associated with the options exercised and the value of exercised options assumed in connection with acquisitions.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share (continued)

a) Capital stock (continued)

(3)

On March 22, 2006, Desjardins Group exercised a warrant for 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000. The carrying value of these Class A subordinate shares includes $14,271,000 which was previously recorded in the Warrants caption.

(4)	On April 6, 2006, BCE exercised warrants resulting in the issuance of 3,131,236 Class A subordinate shares of the Company at a price of $6.55 each.

b) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in Cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
Compensation expense ($)	2,104	3,931	6,294	10,706
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	33.1%	45.2%	38.2%	45.9%
Risk-free interest rate	4.06%	3.63%	3.89%	3.93%
Expected life (years)	5	5	5	5
Weighted average grant date fair values ($)	3.44	3.50	3.43	3.87

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Six months ended March 31, 2006	Twelve months ended September 30, 2005
Outstanding, beginning of period	26,538,654	25,537,300
Granted	6,379,080	5,079,636
Exercised	(939,303)	(805,798)
Forfeited and expired	(2,161,994)	(3,272,484)
Outstanding, end of period	29,816,437	26,538,654

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31, 2006			Three months ended March 31, 2005
	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
	14,149	344,825,024	0.04	49,594	442,492,713	0.11
Dilutive options (2)		2,596,418			1,199,986
Dilutive warrants (2)		1,923,365			1,236,791
	14,149	349,344,807	0.04	49,594	444,929,490	0.11

	Six months ended March 31, 2006			Six months ended March 31, 2005
	Net earnings (numerator)	Number of shares (denominator) (1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
	71,057	388,126,856	0.18	102,937	443,538,853	0.23
Dilutive options (2)		2,242,834			1,294,142
Dilutive warrants (2)		1,851,671			1,279,869
	71,057	392,221,361	0.18	102,937	446,112,864	0.23

(1)	The 846,200 Class A subordinate shares cancelled during the three months ended December 31, 2005, were excluded from the calculation of earnings per share as of the date of repurchase.

(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 4,446,526 and 9,283,100 for the three and six months ended March 31, 2006, respectively and 17,505,998 and 17,139,183 for the three and six months ended March 31, 2005, respectively. The number of excluded warrants was nil and 2,113,041 for the three and six months ended March 31, 2006, respectively and 2,113,041 for the three and six months ended March 31, 2005, respectively.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5.	Investments in subsidiaries and joint ventures
a)	Acquisitions

On February 2, 2006, the Company acquired all outstanding shares of Pangaea Systems Inc. (“Pangaea”), an information technology services company based in Alberta, Canada for an approximate aggregate consideration of $6,500,000 of which $4,935,000 has already been paid. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the sectors of energy and financial services. The amount assigned to non-deductible goodwill is $5,866,000 and is included in the IT segment.

b)	Dispositions

On October 26, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000 which was received during the three months ended March 31, 2006. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

c)	Modifications to purchase price allocations

During the six months ended March 31, 2006, the Company modified the purchase price allocation and made adjustments relating to certain businesses acquisitions, resulting in a net increase of non-cash working capital items, long-term debt and customer relationships of $2,921,000, $463,000 and $287,000, respectively, and a net decrease of integration charges, future income tax assets and cash of $8,661,000, $4,465,000 and $442,000, respectively, whereas goodwill decreased by $6,499,000.

d)	Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision(1)	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	242	258	500
Paid during the six-month period	(5,400)	(1,222)	(6,622)
Balance, as at March 31, 2006(2)	41,772	2,542	44,314

(1)   Has been recorded as a decrease of goodwill. This amount includes the amount of goodwill decrease presented in Note 5c).

(2)   Of the total balance remaining, $10,869,000 is included in accounts payable and accrued liabilities and $33,445,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

6.	Amortization

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
	$	$	$	$
Amortization of capital assets	9,485	11,149	17,939	22,336
Amortization of contract costs related to transition costs	3,986	3,280	7,989	7,262
Amortization of finite-life intangibles	29,835	31,537	60,248	61,282
Impairment of finite-life intangibles	997	-	997	-
	44,303	45,966	87,173	90,880
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,121	7,511	12,058	14,949
	50,424	53,477	99,231	105,829

7.	Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan that impacted approximately 1,000 members located primarily in Montreal and Toronto, of which more than half are related to lower than expected BCE (a shareholder) work volumes. Six hundred of the total headcount reductions were effective as of March 31, 2006, and the remainder will be completed by the end of the year. The acceleration and expansion of CGI’s Global Delivery Model will partially offset the headcount reductions by creating some 400 new jobs throughout its network. Under the terms of the contract agreement signed on December 16, 2005, BCE will share in severance costs with a maximum contribution capped at $10,000,000 for severance costs applicable to headcounts reductions exceeding 100 positions.

Total amount to be incurred as a result of this restructuring plan will approximate $90,000,000, of which $57,000,000 will be for severance and $33,000,000 for consolidation and closure of facilities.

The following table shows details of restructuring costs related to specific items recorded in the statement of earnings during the three and six months ended March 31, 2006:

Severance
$
IT services	28,782
BPS	2,412
Corporate	4,186
Restructuring costs related to specific items	35,380
BCE contribution	(4,065)
Total restructuring costs related to specific items	31,315

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7.	Restructuring costs related to specific items (continued)

The following table shows the components of the restructuring provision, included in accrued compensation:

Severance
$
Balance, as at October 1, 2005	-
Restructuring costs related to specific items	35,380
Payments made	(4,231)
Balance, as at March 31, 2006	31,149

8.	Discontinued operations

During the year ended September 30, 2005, the Company formally adopted plans to divest from certain activities which were not in line with the Company's strategy. The Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (“Keyfacts”), a wholly-owned subsidiary of the Company as well as disposed of its US Services to Credit Unions business unit and its CyberSuite product line. Keyfacts is a provider of information search and retrieval services for investigative purposes. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
	$	$	$	$
Revenue	-	6,679	-	15,953
Operating expenses	-	3,420	-	11,884
Amortization	-	236	-	610
Earnings before income taxes	-	3,023	-	3,459
Income taxes	-	7,020	-	7,184
Net loss from discontinued operations	-	(3,997)	-	(3,725)

Discontinued operations were included in the business process services segment for the three and six months ended March 31, 2005.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.	Segmented information

The Company has two lines of business (“LOB”): IT services (“IT”) and business process services (“BPS”).

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model.

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended March 31, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	760,745	106,091	-	866,836
Earnings (loss) before interest, other income, loss on sale of assets, restructuring costs related to specific items, income taxes and discontinued operations(1)	69,208	12,059	(18,440)	62,827
Total assets	2,945,206	670,904	321,360	3,937,470

(1)	Amortization included in IT services, BPS and Corporate is $41,737,000, $6,463,000 and $2,224,000 respectively.

As at and for the three months ended March 31, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue (restated)	803,592	112,070	-	915,662
Earnings (loss) before interest, other income, gain on sale of investment in an entity subject to significant influence entity subject to significant influence, income taxes and discontinued operations (1)	85,475	15,516	(20,625)	80,366
Total assets	3,151,899	703,514	289,165	4,144,578

(1)	Amortization included in IT services, BPS and Corporate is $45,712,000, $5,370,000 and $2,395,000 respectively.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.	Segmented information (continued)

As at and for the six months ended March 31, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	1,550,702	214,597	-	1,765,299
Earnings (loss) before interest, other income, gain on sale of assets, restructuring costs related to specific items, income taxes and discontinued operations(1)	155,48	25,420	(39,315)	141,573
Total assets	2,945,206	670,904	321,360	3,937,470

(1)	Amortization included in IT services, BPS and Corporate is $84,308,000, $10,284,000 and $4,639,000 respectively.

As at and for the six months ended March 31, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue (restated)	1,622,456	222,296	-	1,844,752
Earnings (loss) before interest, other income, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations(1)	174,322	33,284	(41,061)	166,545
Total assets	3,151,899	703,514	289,165	4,144,578

(1)	Amortization included in IT services, BPS and Corporate is $90,533,000, $10,479,000 and $4,817,000 respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2005. The figures are presented net of intersegment sales and transfers, which are measured as if the sales or transfers were to third parties.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

10.	Guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

Sale of assets and business divestitures

In connection with sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $108,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at March 31, 2006. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid bonds and financial performance guarantees, which are generally backed by surety bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded and for the financial performance guarantees, in the event of default in the performance of its obligations, the probability of which is remote in management’s opinion. As at March 31, 2006, the Company has US$90,550,000 and $9,973,000 outstanding bid bonds and surety bonds relating to these guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

11.	Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2005.

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
Reconciliation of net earnings	$	$	$	$
Net earnings - Canadian GAAP	14,149	49,594	71,057	102,937
Adjustments for:
Stock-based compensation (a)	-	3,931	-	10,706
Warrants	351	351	702	702
Other	349	125	410	(624)
Net earnings - US GAAP	14,849	54,001	72,169	113,721
Other comprehensive income Foreign currency translation adjustment	3,624	2,309	4,696	(34,006)
Comprehensive income	18,473	56,310	76,865	79,715
Basic earnings per share - US GAAP	0.04	0.12	0.19	0.26
Diluted earnings per share - US GAAP	0.04	0.12	0.18	0.26

	As at March 31, 2006	As at September 30, 2005
	$	$
Reconciliation of shareholders’ equity
Shareholders’ equity - Canadian GAAP	1,743,481	2,494,690
Adjustments for:
Stock-based compensation (a)	58,411	58,411
Warrants	(5,778)	(6,480)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Adjustment for change in accounting policy	9,715	9,715
Other	(9,053)	(9,463)
Shareholders’ equity - US GAAP	1,814,554	2,564,651

(a)     Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004, as required by CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under US GAAP, the Statement of Financial Accounting Board No. 123 (revised 2004), “Share-Based Payment” is effective for fiscal years beginning on or after June 15, 2005. The Company adopted the modified prospective application of the recommendation of the Statement effective October 1, 2005. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: April 25, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary